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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                          Wyndham International, Inc.
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            (Exact Name of Registrant as Specified in its Charter)

               Delaware                                   94-2878485
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(State of Incorporation or Organization)    (I.R.S. Employer Identification no.)


             1950 Stemmons Freeway, Suite 6001, Dallas, TX  75207
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           (Address of Principal Executive Offices)      (Zip Code)


If this form relates to the                If this form relates to the
registration of a class of securities      registration of a class of securities
pursuant to Section 12(b) of the           pursuant to Section 12(g) of the
Exchange Act and is effective              Exchange Act and is effective
pursuant to General Instruction            pursuant to General Instruction
A.(c), please check the following          A.(d), please check the following
box.      [X]                              box.    [_]

Securities Act registration statement file number to which this form relates:
333-79527-01
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(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

       Title of Each Class                Name of Each Exchange on Which
       to be so Registered                Each Class is to be Registered
       -------------------                ------------------------------

       Class A Common Stock                   New York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:


                                Not Applicable
                   ----------------------------------------
                               (Title of class)
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                INFORMATION REQUIRED IN REGISTRATION STATEMENT


Item 1.   Description of Registrant's Securities to be Registered
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     On June 29, 1999, the stockholders of Wyndham International, Inc.
("Wyndham") and Patriot American Hospitality, Inc. ("Patriot") will consider and vote on proposals to approve a $1 billion equity investment in Wyndham and to restructure Wyndham and Patriot, whose shares of common stock are paired and trade as a single unit. Under the terms of the investment, a group of investors (referred to herein as the investors) will purchase for cash $1 billion of series B convertible preferred stock, par value $.01 per share, of Wyndham. Wyndham may redeem up to $300 million of the series B convertible preferred stock by issuing rights to purchase up to $300 million in a new series A convertible preferred stock of Wyndham. As part of the related restructuring, Wyndham will issue shares of Wyndham common stock to existing holders of Wyndham's preferred stock and existing limited partners of Wyndham's and Patriot's operating partnerships in exchange for their preferred stock and limited partnership interests, Patriot will merge with and become a wholly-owned subsidiary of Wyndham and Wyndham's certificate of incorporation will be amended and restated to, among other things, create classes of common stock designated as class A common stock and class B common stock.

     The following is a summary of the terms of the class A common stock. It does not purport to be complete and is subject to, and qualified in its entirety by, reference to Wyndham's proposed Restated Certificate of Incorporation and Amended and Restated Bylaws, which are attached hereto as exhibits and incorporated herein by reference.

     Dividend Rights. Subject to the rights of holders of preferred stock, holders of class A common stock will be entitled to receive dividends and other distributions in cash, stock or property of Wyndham from time to time as determined by the Board of Directors. Generally, holders of class A common stock will be entitled to receive and to share dividends equally and ratably with holders of all other classes of common stock. If dividends are payable in shares of common stock, such dividends will be declared at the same rate on each class of stock with dividends payable to holders of class A common stock to be paid in class A common stock.

     Terms of Conversion. The class A common stock will not be convertible into or exchangeable for any other property or security of Wyndham.

     Voting Rights and Classification of the Board of Directors. Except as described below regarding the election of directors, each share of class A common stock will be entitled to one vote on each matter submitted to a vote at any meeting of stockholders. Holders of shares of common stock will vote together as one class on all matters submitted to a vote of Wyndham stockholders. If holders of preferred stock are entitled to vote together with the holders of common stock on any matter, holders of common stock will vote on the matter as a single class with the holders of preferred stock.

     The proposed restructuring of Wyndham will increase the number of directors to 19 from 10 and change who may nominate individuals to be elected to each class of directors and who may vote for individuals to be members of each class. If the restructuring is approved by stockholders and the $1 billion equity investment closes, eight of Wyndham's 19 directors will

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be designated as class A directors, eight will be designated as class B directors and three will be designated as class C directors. Currently, all of Wyndham's stockholders are entitled to vote for individuals nominated by the Board of Directors or by stockholders to serve as directors of one of the three staggered classes of directors at each annual meeting of Wyndham's stockholders. The proposed restructuring will change this.

     Beginning with Wyndham's 2000 annual meeting of stockholders, who may select nominees and who may vote for individuals to serve as directors will be determined as follows:

          Class A Directors: Wyndham's nominees to be elected as class A directors at any meeting of Wyndham's stockholders will be selected by a committee of the Board of Directors that consists of each of the class C directors then in office and the same number, but not less than one, of class A directors then in office who will be selected by a majority vote of the class A directors then in office. Upon the occurrence of certain events discussed in the proposed Wyndham certificate of incorporation, the investors may voluntarily convert their class B common stock into class A common stock. Prior to that time the class A directors will be elected by the affirmative vote of the holders of a plurality of the shares of class A common stock. From and after that time, the class A directors will be elected by the affirmative vote of holders of a plurality of the votes represented by the shares of class A common stock, class B common stock and series B preferred stock, voting together as a single class.

          Class B Directors: Wyndham's nominees to be elected as class B directors at any meeting of Wyndham's stockholders will be nominated by a majority of the class B directors then in office. The class B directors will be elected by the affirmative vote of holders of a plurality of the votes represented by the shares of series B preferred stock and class B common stock, voting together as a single class.

          Class C Directors: Wyndham's nominees to be elected as class C directors at any meeting of Wyndham's stockholders will be selected by a majority of the class C directors then in office. The class C directors generally will be elected by the affirmative vote of holders of a plurality of the votes represented by the shares of class A common stock, class B common stock and series B preferred stock, voting together as a single class. However, until the investors may voluntarily convert their class B common stock to class A common stock, if the only persons nominated for election as class C directors are those nominated for election by the class C directors then in office, and if there are more votes against any person's election than in favor of that person's election, then that person will not be elected to the Board of Directors. Also, until the date the investors may voluntarily convert their class B common stock to class A common stock, the proposed Wyndham certificate of incorporation provides that if there is any other person nominated for election as a class C director in addition to those nominated for election by the class C directors then in office, then all shares of series B preferred stock and class B common stock, and all shares of class A common stock held by class A directors or their

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     affiliates voted at the meeting, will be voted for all of the nominees in proportion to the votes cast for such nominees by other holders of class A common stock.

     If the restructuring of Wyndham and Patriot is approved by stockholders and the $1 billion equity investment closes, some of the members of the current Board of Directors of Wyndham will resign. The remaining directors will appoint individuals to fill the vacancies on the Board of Directors.

     Liquidation Rights. Upon the voluntary or involuntary liquidation, dissolution, distribution of assets or other winding up of Wyndham, after distribution in full of preferential amounts to be distributed to the holders of preferred stock or any other class or series of stock having a preference as to liquidating distributions over the Wyndham common stock, the holders of class A common stock will be entitled to share equally and ratably with holders of other classes of common stock in all of the remaining assets of Wyndham available for distribution to stockholders.

     Preemptive Rights and Nonassessability of Shares. Unless specified in an agreement which is approved by the Board of Directors of Wyndham, holders of class A common stock will not have preemptive rights to purchase (1) additional shares of Wyndham, (2) warrants, rights or options to purchase additional shares of Wyndham, or (3) any obligations convertible into such shares, warrants, rights or options. All of the outstanding shares of class A common stock will be fully paid and nonassessable when issued.

Item 2.   Exhibits
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     (1)  Form of Restated Certificate of Incorporation of Wyndham
          International, Inc. (Filed on March 2, 1999 as Exhibit 99.3 to Form 8-K (File No. 01-13127), and incorporated herein by reference.)

     (2) Form of Amended and Restated Bylaws of Wyndham International, Inc. (Filed on March 2, 1999 as Exhibit 99.4 to Form 8-K (File No. 01-13127), and incorporated herein by reference.)

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                                   SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                   Wyndham International, Inc.
                                   (Registrant)


                                   By: /s/ RICHARD MAHONEY
                                      ----------------------------------------
                                      Name:  Richard Mahoney
                                      Title: Chief Financial Officer


Dated: June 17, 1999

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                                 EXHIBIT INDEX



     Exhibit No.                              Description
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        3.1             Form of Restated Certificate of Incorporation of Wyndham
                        International, Inc. (Filed on March 2, 1999 as Exhibit
                        99.3 to Form 8-K (File No. 01-13127), and incorporated herein by reference. )

        3.2 Form of Amended and Restated Bylaws of Wyndham International, Inc. (Filed on March 2, 1999 as Exhibit
                        99.4 to Form 8-K (File No. 01-13127), and incorporated herein by reference.)

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